FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 24, 2018	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Press Release July 24, 2018

North America’s Railroad

NEWS RELEASE

CN Board appoints Jean-Jacques Ruest President and CEO

MONTREAL, July 24, 2018 — The Board of Directors of CN (TSX: CNR) (NYSE: CNI) today announced the appointment of Jean-Jacques Ruest as President and Chief Executive Officer of CN effective immediately. Ruest has also been appointed to CN’s Board of Directors.

“In JJ, we have the best. He brings vision, energy, and speed to the role.  JJ brought the team together to tackle the immediate operational and customer service challenges the Company was facing since the fall of 2017,” said Board Chairman Robert Pace.

Ruest, 63, has been with the Company for 22 years, the last eight as Executive Vice-President and Chief Marketing Officer.

“I am very proud to be a CN railroader, and I am honoured and humbled by the Board’s confidence in me and the entire leadership team,” said Ruest.  “CN’s leadership team and I are committed to re-establishing best-in-class operational excellence on a sustainable basis; to growing the value of the Company, and to building the CN brand.  We will do so by investing in human capital, efficient and effective digitization, and infrastructure that will drive future growth.  We will write the next chapter in CN’s history as we embark on our second century of serving customers safely and efficiently.”

Pace continued, “Following a global search, the Board concluded that JJ is the right leader to accelerate CN’s innovation strategy, to lead the Company forward, and to restore and retain industry-leading metrics and best-in-class customer service.”

Ruest was appointed Interim President and Chief Executive Officer on March 5, 2018, in addition to retaining his position as Executive Vice-President and Chief Marketing Officer, to which he had been named in January 2010.  As CMO, he had responsibility for providing the strategic direction and leadership for CN’s Sales, Marketing and CN Supply Chain Solutions groups.  Ruest joined CN in 1996 as Vice-President, Petroleum and Chemicals. He was appointed Vice-President, Industrial Products in 2003, Vice-President, Marketing in 2004, and Senior Vice-President, Marketing in June 2006. Prior to this, Ruest worked for 16 years at a major international chemical company.

Ruest holds a Masters in Business Administration in Marketing from HEC Montréal (Université de Montréal) and a Bachelor of Science degree in applied chemistry from Université de Sherbrooke. He also completed the executive program of the University of Michigan Business School, and CN’s Railroad MBA program.

Forward-Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This news release is available on the Company’s website at www.cn.ca/en/media/news and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission’s website at www.sec.gov through EDGAR.

CN is a true backbone of the economy whose team of more than 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Paul Deegan	Paul Butcher
Vice-President	Vice-President
Public and Government Affairs	Investor Relations
(514) 399-4991	(514) 399-0052